Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	3-months	12-months	Year Ended December 31,
	ended	ended
$ millions	Mar. 31,	Mar. 31,	2003	2002	2001	2000	1999
Income from continuing operations, before income taxes	$37.4	$(53.0)	$(149.9)	$225.5	$258.2	$253.7	$280.5
Interest expense (2)	92.1	368.9	359.5	255.3	212.5	180.7	130.1
Less: Capitalized interest	—	(7.4)	(17.4)	(63.2)	(23.0)	(6.5)	—
Plus: Amortization of capitalized interest	—	1.2	1.3	0.3	0.3	0.2	—
Less: (Income) loss from equity investments	(6.9)	(3.9)	0.4	(5.5)	(9.1)	(7.7)	(3.2)

Earnings before taxes and fixed charges	$122.6	$305.8	$193.9	$412.4	$438.9	$420.4	$407.4

Interest expense (2)	$92.1	$368.9	$359.5	$255.3	$212.5	$180.7	$130.1
Interest on refunding bonds	(0.2)	(0.8)	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)

Total fixed charges	$91.9	$368.1	$358.7	$254.4	$211.5	$179.7	$129.1

Ratio of earnings to fixed charges	1.33x (3)	0.83x (4)	0.54x (5)	1.62x (6)	2.08x (7)	2.34x	3.16x (8)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements. Certain prior year amounts have been adjusted to conform to the current year presentation.

(1)	All prior periods presented reflect the reclassifications of Prior Energy’s, TECO-Panda Generating Company’s (TPGC), and TECO Coalbed Methane’s results from continuing operations to discontinued operations. The sale of Prior Energy was completed in February 2004. In the fourth quarter of 2003, TECO Energy committed to a plan to exit the merchant operations of TPGC. In December 2002, TECO Energy sold substantially all of its coalbed methane assets to the Municipal Gas Authority of Georgia.

(2)	Interest expense includes total interest expensed and capitalized excluding AFUDC, and an estimate of the interest component of rentals.

(3)	Includes the effect of pretax charges for asset impairments of $5.5 million and $1.2 million, respectively at TECO Fiber and TECO Transport, and a pretax gain of $17.2 million on the sale of the majority of the direct and indirect equity investments in Heritage Propane Partners, L.P. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.22x for the 3 months ended Mar. 31, 2004. See Footnote 9 below.

(4)	Includes the effect of pretax charges totaling $213.0 million, including: $42.0 million for TMDP arbitration reserve at Unregulated non-merchant operations; goodwill and intangible impairments totaling $114.6 million at TWG Merchant, Unregulated non-merchant operations, BGA and BCH; asset impairments totaling $21.1 million at Unregulated non-merchant operations related to turbine purchase cancellations; asset impairments of $13.7 million related to the valuation of BGA due to its sale in Q1 2004; $14.3 million at Unregulated non-merchant operations to write-down development and license costs; asset impairments of $6.1 million at TECO Fiber for investment valuation adjustments; and asset impairments of $1.2 million at TECO Transport related to valuation of barges. Also includes a pretax gain of $17.2 million on the sale of the majority of the direct and indirect equity investments in Heritage Propane Partners, L.P. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.36x for the 12 months ended Mar. 31, 2004. See Footnote 9 below.

(5)	Includes the effect of pretax items totaling $310.4 million, including: $42.0 million for TMDP arbitration reserve at Unregulated non-merchant operations; goodwill and intangible impairments totaling $114.6 million at TWG; Unregulated non-merchant operations, BGA and BCH; asset impairments totaling $125.2 million at Tampa Electric and Unregulated non-merchant operations related to turbine purchase cancellations; asset impairments of $13.7 million related to the valuation of BGA due to its sale in Q1 2004; $14.3 million at Unregulated non-merchant operations to write-down development and licenses costs; and $0.6 million at TECO Fiber. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.41x for the year ended Dec. 31, 2003. See Footnote 9 below.

(6)	Includes the effect of pretax items totaling $48.2 million, including $34.1 million at TECO Energy related to a debt refinancing, and asset valuations of $9.2 million and $4.9 million at TPS and TECO Investments, respectively. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.81x for the year ended Dec. 31, 2002. See Footnote 9 below.

(7)	Includes the effect of pretax items totaling $11.1 million for asset valuations recorded at TECO Power Services and TECO Investments. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.13x for the year ended Dec. 31, 2001. See Footnote 9 below.

(8)	Includes the effect of pretax items totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.50x for the year ended Dec. 31, 1999. See Footnote 9 below.

(9)	The following table sets forth a reconciliation of TECO Energy’s ratio of earnings to fixed charges excluding certain charges and adjustments for the periods indicated.

	3-months	12-months	Year Ended December 31,
	ended	ended
$ millions	Mar. 31,	Mar. 31,	2003	2002	2001	2000	1999
Earnings before income taxes and fixed charges as reported above	$122.6	$305.8	$193.9	$412.4	$438.9	$420.4	$407.4
Adjustment for:
Tax adjustment	—	—	—	—	—	—	1.0
Interest on tax adjustment	—	—	—	—	—	—	(9.4)
Asset impairments	6.7	48.3	145.7	14.1	11.1	—	—
Goodwill/intangible impairments	—	122.7	122.7	—	—	—	—
TMDP reserve	—	42.0	42.0	—	—	—	—
FPSC adjustment	—	—	—	—	—	—	10.5
Gain on sale of investment	(17.2)	(17.2)	—	—	—	—	—
Debt refinancing charges	—	—	—	34.1	—	—	—
Investment residuals	—	—	—	—	—	—	6.0
EPA resolution	—	—	—	—	—	—	3.5

Adjusted earnings before taxes and fixed charges, excluding other charges	$112.1	$501.6	$504.3	$460.6	$450.0	$420.4	$419.0

Total fixed charges – as reported	$91.9	$368.1	$358.7	$254.4	$211.5	$179.7	$129.1
Adjustments for:
Interest on tax adjustment	—	—	—	—	—	—	(9.4)

Adjusted total fixed charges, excluding other charges	$91.9	$368.1	$358.7	$254.4	$211.5	$179.7	$119.7

Adjusted ratio of earnings to fixed charges, excluding other charges	1.22x	1.36x	1.41x	1.81x	2.13x	2.34x	3.50x

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